Exhibit 12.05

Entergy Gulf States Louisiana, L.L.C.
Computation of Ratios of Earnings to Fixed Charges

	Six Months
	Ended June 30,

	2013	2012
	(Dollars in Thousands)
Fixed charges, as defined:
Total Interest Charges	$40,473	$41,891
Interest applicable to rentals	985	1,037

Total fixed charges, as defined	$41,458	$42,928

Earnings, as defined:

Net Income	$56,885	$78,748
Add:
Provision for income taxes	33,162	12,036
Fixed charges as above	41,458	42,928

Total earnings, as defined	$131,505	$133,712

Ratio of earnings to fixed charges, as defined	3.17	3.11